June 13, 2017

Securities and Exchange Commission

100 F Street, North East

Washington, DC 20549-3030

Attention: Tom Kluck, Stacie Gorman, Jorge Bonilla and Kristi Marrone

Re:	Boston Omaha Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed June 5, 2017

File No. 333-216040

Ladies and Gentlemen:

On behalf of Boston Omaha Corporation (“BOC” or the “Company”), we are submitting this letter in response to your comment letter dated June 12, 2017, with respect to BOC’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”), which is referenced above. Filed herewith via EDGAR is Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will supplement and provide the Staff via e-mail and overnight courier four copies of Amendment No. 4, which has been marked to show changes from the Registration Statement.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to Amendment No. 4.

Cover Page of Prospectus

1.	We note your disclosure that on February 10, 2017, the most recent trade for your Class A common stock was $19.25 per share. Please update this section. We also note that you expect the public offering price to be between $12 and $14. Please advise how you determined the share price should be lower than the most recent public trade price.

RESPONSE:

The disclosure regarding the February 10, 2017 trade is up to date, as this remains the date of the most recent trade of the Company’s Class A common stock. As one of only two share trades of its Class A common stock, the Company believes that the price of the last trade does not reflect the current fair market value of the Class A common stock. The Company’s

Securities and Exchange Commission

June 13, 2017

underwriters generated a comparable company analysis in each industry sector in which the Company operates and also compared enterprise value based on multiples of historical and projected financial results. Based on this analysis, the Company believes that the proposed share price range should be less than the last public trade price of more than four months ago.

Business, page 58

2.	We note your response to comment 11 of our letter dated March 13, 2017. Please tell us whether you track same-board performance across your display types. If you do, please expand your disclosure in the business or MD&A section to discuss period-to-period changes in same-board performance, including disclosure on how you determine same- board.

RESPONSE:	The Company does not currently track period-to-period same-board performance. The Company is in the process of installing software to allow it to begin tracking period-to-period changes in same board performance, but has not yet completed this process. As a result, the Company does not expect to be able to provide period-to-period changes on same board performance on a meaningful and reliable basis until 2018.

Our Opportunity, page 64

3.	We note your response to comment 4. We note your disclosure that that these results exclude depreciation and amortization expenses as well as general and administrative expenses. Please revise to explain why you believe the exclusion of these expenses results in information that is useful to investors in understanding the potential operating income potential for billboard companies operating at scale, and the potential economic opportunity as it relates to the surety insurance business.

RESPONSE:	The language on pages 65-66 of Amendment No. 4 has been revised to clarify that the Company seeks to focus on the contribution margin for billboard and surety insurance businesses generally as a reason for entering into its billboard and surety lines of business. The revisions also clarify the concept of contribution margin as a useful tool for the representation of the portion of sales revenue remaining after deducting certain variable costs, and that, consistent with general investment analysis practice, general and administrative expenses and depreciation and amortization charges are excluded in determining contribution margin. The revised language also clarifies that the information provided does not reflect any historical results of the Company and is not a measure of the Company’s performance.

Securities and Exchange Commission

June 13, 2017

Shares Eligible for Future Sale, page 91

4.	We note your disclosure on page 91 that 1% of the number of shares of your Class A stock then outstanding will be approximately 1,134,181 immediately after the completion of this offering. Please advise how you calculated this number.

RESPONSE:	The disclosure on page 93 of Amendment No. 4 has been updated to reflect the correct number which represents 1% of the number of shares of Class A common stock outstanding immediately after completion of the offering, which is 113,418.

Exhibits

5.	Please file the McLaughlin employment agreement referenced on page 78 in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file this agreement as an exhibit.

RESPONSE:	The exhibit list in Part II of Amendment No. 4 has been updated to reflect the addition as Exhibit 10.10 of the McLaughlin employment agreement, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Commission on March 9, 2017.

Form 10-K for the fiscal year ended December 31, 2016 filed February 23, 2017

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 45

6.	We note your disclosure that you believe there are material weaknesses in your disclosure controls and procedures. Please tell us, and revise your disclosure in future filings to state in clear language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-Q as of March 31, 2017.

RESPONSE:	The Company’s Co-Chief Executive Officers and Chief Financial Officer have determined that the Company’s current disclosure controls and procedures are not effective, and the Company will reflect this in future filings to the extent this condition remains.

Management’s Annual Report on Internal Control over Financial Reporting, page 45

7.	We note that management evaluated your internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Securities and Exchange Commission

June 13, 2017

RESPONSE:	The Company applied the 2013 COSO framework in its assessment regarding its internal control over financial reporting, and will reflect this in future filings.

8.	We note your disclosure that your management believes that your internal controls over financial reporting may not be effective. Please tell us, and revise your disclosure in future filings to state in clear language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your internal controls over financial reporting.

RESPONSE:	The Company’s Co-Chief Executive Officers and Chief Financial Officer have determined that the Company’s current internal controls over financial reporting are not effective, and the Company will reflect this in future filings to the extent this condition remains. The risk factor “We may be at risk to accurately report financial results or detect fraud if we fail to implement and maintain an effective system of internal controls” on page 22 of Amendment No. 4 has been updated to reflect that the current internal controls over financial reporting “are not effective.”

Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (781) 719-9803 or, in my absence, to Joseph B. Ramadei at (781) 719-9813. Thank you.

Sincerely yours,

/s/ Neil H. Aronson

Neil H. Aronson

cc:	Alex B. Rozek, Boston Omaha Corporation

Adam K. Peterson, Boston Omaha Corporation

Joshua P. Weisenburger, Boston Omaha Corporation

Joseph B. Ramadei, Esq., Gennari Aronson, LLP

Sarah Berel-Harrop, CPA, MaloneBailey LLP

Daniel Sargent, CPA, Stowe & Degon LLC

Christopher T. Jensen, Esq., Morgan, Lewis & Bockius LLP